Exhibit 99.72

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Canopy Growth Corporation (“Canopy Growth” or the “Company”)

1 Hershey Drive

Smiths Falls, ON, K7A 0A8

Item 2 Date of Material Change

November 13, 2017

Item 3 News Release

The news release attached hereto as Schedule “A” was disseminated on November 13, 2017 by Canada Newswire.

Item 4 Summary of Material Change

On November 13, 2017, Canopy Growth announced that it had filed its Amended and Restated Consolidated Financial Statements and Amended and Restated Management’s Discussion and Analysis for the year ended March 31, 2017 on SEDAR.

Item 5 Full Description of Material Change

The restatement accounts for:

i)	the understated fair value of approximately 11% equity interest and options held by the Company in AusCann Group Holdings Ltd. (“AusCann”) by $18.3 million and $5.7 million, respectively, at March 31, 2017 which was previously carried at its cost base of nil being the consideration paid for the minority interest.

The Company has classified its equity interest in AusCann as an available for sale financial asset, an IFRS term. The options represent a derivative financial instrument that is initially recognised at fair value and subsequently remeasured to its fair value at the end of each reporting period. Prior to February 3, 2017 the AusCann shares did not have a quoted market price and the fair value of its equity interest and options in AusCann could not be reliably measured and the equity interest and options were carried at their cost amount of nil.

In the quarter ended March 31, 2017, AusCann completed a capital reorganization and became listed on the Australian Stock Exchange. Following the initial public offering, the Company’s shares and options were all placed in escrow until February 3, 2019.

and

ii)	the correction of an immaterial non-cash error in the valuation of biological assets at March 31, 2017, as previously disclosed in the condensed interim consolidated financial statements for the first quarter ended June 30, 2017.

As a result of the restatement, the Company’s reported Net Loss was reduced from $16.7 million to a Net Loss of $7.6 million.

Details of the changes are fully described in Note 2 to the Amended and Restated Consolidated Financial Statements for the Year Ended March 31, 2017 as filed on SEDAR on November 13, 2017.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

Item 7 Omitted Information

N/A

Item 8 Executive Officer

Bruce Linton, Chief Executive Officer of Canopy Growth is knowledgeable about the material change described above. His business telephone number is 1-855-558-9333

Item 9 Date of Report

November 13, 2017

SCHEDULE “A”

Please see attached.

1 Hershey Dr. Smiths Falls, ON K7A 0A8 (855) 558 9333 × 122 invest@canopygrowth.com www.canopygrowth.com

CANOPY GROWTH CORPORATION FILES AMENDED AND RESTATED FISCAL YEAR 2017 FINANCIAL RESULTS

November 13, 2017

SMITHS FALLS, ON – Canopy Growth Corporation (TSX:WEED) (“Canopy Growth” or

“the Company) has filed its Amended and Restated Consolidated Financial Statements and Amended and Restated Management’s Discussion and Analysis for the year ended March 31, 2017 on SEDAR.

The restatement accounts for:

i)   the understated fair value of approximately 11% equity interest and options held by the Company in AusCann Group Holdings Ltd. (“AusCann”) by $18.3 million and $5.7 million, respectively, at March 31, 2017 which was previously carried at its cost base of nil being the consideration paid for the minority interest.

The Company has classified its equity interest in AusCann as an available-for-sale financial asset, an IFRS term. The options represent a derivative financial instrument that is initially recognised at fair value and subsequently remeasured to its fair value at the end of each reporting period. Prior to February 3, 2017 the AusCann shares did not have a quoted market price and the fair value of its equity interest and options in AusCann could not be reliably measured and the equity interest and options were carried at their cost amount of nil.

In the quarter ended March 31, 2017, AusCann completed a capital reorganization and became listed on the Australian Stock Exchange. Following the initial public offering, the Company’s shares and options were all placed in escrow until February 3, 2019.

and

ii)  the correction of an immaterial non-cash error in the valuation of biological assets at March 31, 2017, as previously disclosed in the condensed interim consolidated financial statements for the first quarter ended June 30, 2017.

As a result of the restatement, the Company’s reported Net Loss was reduced from $16.7 million to a Net Loss of $7.6 million.

Details of the changes are fully described in Note 2 to the Amended and Restated Consolidated Financial Statements for the Year Ended March 31, 2017 as filed on SEDAR on November 13, 2017.

Contact: Jordan Sinclair Director of Communications Jordan@tweed.com 613-769-4196 Investor Relations Tyler Burns Tyler.burns@canopygrowth.com 855-558-9333 ex 122 Director: Bruce Linton tmx@tweed.com

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis company, offering distinct brands and curated cannabis varieties in dried, oil and capsule forms. Through its wholly-owned subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over half a million square feet of GMP-certified indoor and greenhouse production capacity, all to an unparalleled level of quality assurance procedures and testing. Canopy Growth has established partnerships with leading sector names in Canada and abroad, with interests and operations spanning four continents. The Company is proudly dedicated to educating healthcare practitioners, providing consistent access to high quality cannabis products, conducting robust clinical research, and furthering the public’s understanding of cannabis. For more information visitwww.canopygrowth.com.

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, Tweed Inc., Tweed Farms Inc. or Bedrocan Canada Inc. to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corp. does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.